Room 4561

March 12, 2007

Mr. Eberhard Schoeneburg
Chief Executive Officer
Artificial Life, Inc.
4601 China Online Centre
333 Lockhart Road
Wanchai, Hong Kong

> **Re:** **Artificial Life, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 0-25075**

Dear Mr. Schoeneburg:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief